FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

News Release dated January 20, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: January 20, 2006

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

January 20, 2006

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

 News Release –Dated January 20, 2006

cc:

FOR IMMEDIATE RELEASE

Heart and Respiration Rate Monitor for
Elder Care and HealthCare Applications

Vancouver, B.C. January 20, 2006 - AMS Homecare (OTCBB:AHCKF) ), is pleased to announce that significant progress has been made in the development of the Heart and Respiration Rate Monitor for Eldercare and Healthcare applications.

The Heart and Respiration Rate Monitor (HRRM) developed by Wireless 2000 is to be exclusively distributed by AMS Homecare to the Healthcare market in North America.  The device uses Wireless 2000’s unique patent pending technology to allow the monitoring of individuals in Elder Care and Health Care Centers. The HRRM is to be strapped to the bed frame underneath the patient’s bed (no modifications to the bed required) and behind the backrest of the patient’s wheelchair in the facility to monitor individuals when they are in bed or in a wheelchair.

The HRRM measures an individual's heart rate (beats/min) and respiration rate (breaths/min) and continuously relays this information to a monitoring facility, such as a nursing station via a wireless communication module built into the HRRM.

 If the individual stops breathing and his/her heart stops beating for longer than 20 sec, an alarm indication is sent to the monitoring station.  “There are many uses for this Monitor including the monitoring of individuals with breathing/respiratory problems, sleeping problems and also as a high level baby monitor that will help to prevent SIDS”, said Mr. Harj Gill, CEO. .

The monitoring device consists of a UWB (Ultra Wideband) transceiver, a directional antenna, signal processing software and a wireless communication module.  We are expecting in the next few months to outline a commercialization strategy as well as providing more information about the product.

The company is pleased to have received recognition from Square Trade for its 65Plus Website (www.65plusstore.com).  Square Trade is the leading provider of online shopping services addressing the “trust deficit” in ecommerce.  Established in 1999, SquareTrade delivers industry-leading merchant verification, post-purchase protections and its pioneering online dispute resolution service. SquareTrade works with leading organizations including eBay, Yahoo!, Google as and the US Federal Trade Commission to help millions of consumers shop safely every month.

About AMS Homecare

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable, disposable medical products, patient monitoring technology and is a US retailer with its own pharmacy/durable equipment store (http://www.65plusstore.com).  With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States. More information is available at (http://www.amshomecare.com).

About Wireless2000

Wireless 2000 is an engineering development company bringing together highly qualified engineers and scientists with advanced academic degrees and extensive practical experience in RF, wireless communications and Ultra Wideband (UWB) technology. Wireless 2000 is currently developing several products, based on its patented UWB technology, such as Heart & Respiration Rate Monitor, Precision Location & Tracking System and Motion Sensor for securing premises under surveillance.

More information is available at (http://www.wireless2000.com).

For further information contact:

AMS Homecare:

Daryl Hixt, Corporate Communication
604-273-5173 ext 121
ir@amshomecare.com

Macam Group of Companies:

Jeff Ball, Business Development

Ph: 403 698 3144

Fax: 403 264 9879

sales@macamgroup.com

www.macamgroup.com

www.Finance-Markets.com

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.